Exhibit 21.1

List of Subsidiaries of

GATES GROUP Inc.

Entity Name	Place of Organization

GATES Inc.*	Japan

GATES enterprise Inc.*	Japan

GATES USA Inc *	Japan

Chuo Kanzai Inc.**	Japan

Future Real Estate Institute Inc.**	Japan

G.I.F.T Co., Ltd.**	Japan

* 100% owned subsidiary of GATES GROUP Inc.

** 100% owned subsidiary of GATES Inc.